Exhibit 99.1

Sprott Enhances Flexibility for Accretive Growth for the Physical Silver and Physical Platinum and Palladium Trusts

Toronto, Ontario, Canada — June 24, 2016 — Sprott Asset Management LP (“Sprott” or the “Manager”), on behalf of the Sprott Physical Silver Trust (NYSE:PSLV / TSX:PHS.U) and the Sprott Physical Platinum and Palladium Trust (NYSE:SPPP / TSX:PPT.U) (together, the “Trusts”) is pleased to announce that it has positioned the Trusts for potential growth in a manner that is intended to be accretive to the Trusts’ unitholders on a net asset value per trust unit basis.

The Trusts have entered into sales agreements with Cantor Fitzgerald & Co. (“Cantor”) whereby the Trusts may, at their sole discretion and subject to their operating and investment restrictions, offer and sell trust units through “at the market offering” programs (the “ATM Programs”).  The Trusts intend to use the proceeds from any sales to acquire physical bullion in accordance with the Trusts’ objectives and subject to the Trusts’ investment and operating restrictions.  Under the trust agreements governing the Trusts, the net proceeds from the sale of any trust units pursuant to the ATM Programs must be not less than 100% of the most recently calculated net asset value per trust unit prior to, or upon, determination of pricing of any sales (the “Accretion Condition”).  Given this Accretion Condition, the Trusts expect that any sales pursuant to the ATM Programs will be accretive to the Trusts’ unitholders on a net asset value per trust unit basis and will increase the physical bullion attributable to each trust unit.  In addition, Sprott believes that the Trusts may realize other secondary benefits from any sales made pursuant to the ATM Programs including enhancing the trading liquidity of the Trusts and decreasing the Trusts’ operating expenses on a per unit basis.

James Fox, President of Sprott, commented, “We are pleased to enter into these agreements with Cantor which are consistent with other recent growth initiatives undertaken by Sprott.  We believe that the ATM programs can provide a number of tangible and intangible benefits to our unitholders, including providing the potential for increased liquidity and lower fixed cost per unit as well as the potential for increased exposure to institutional clients.”

Sales of trust units, if any, pursuant to the ATM Programs would be made in transactions on the NYSE Arca or other existing trading markets that are deemed to be “at the market offerings” pursuant to Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  Registration statements on Form F-10 (Sprott Physical Silver Trust: File No. 333-212156, Sprott Physical Platinum and Palladium Trust: File No. 333-211504) relating to the securities being offered by each Trust have become effective under the Securities Act. For each Trust, the offering is being made by means of a prospectus supplement to the prospectus contained in the registration statement and such prospectus, which has been filed by each Trust with the U.S. Securities and Exchange Commission. Copies of the prospectuses and prospectus supplements relating to each Trust’s offerings may be obtained from the offices of Cantor at Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: 212-829-7122 or by email at CFControlledEquityOffering@cantor.com.

No trust units will be sold on the TSX or on other trading markets in Canada as at the market distributions or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Statements

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding each of the Trust’s or the Manager’s intent, including with respect to the use of the net proceeds of the ATM Programs. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to each Trust’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Manager’s or each Trust’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither the Manager nor the Trusts assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

For more information:

Glen Williams

Director of Communications, Sprott Group

416-943-4394